Superfund Capital Management Inc.
October 25, 2010
VIA EDGAR
Sonia Gupta Barros
Special Counsel
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Superfund Gold, L.P. Form 10-K/A for Fiscal Year Ended December 31, 2009 Filed October 4, 2010 File No. 000-53764
Dear Ms. Gupta Barros:
This letters serves to acknowledge Superfund Capital Management, Inc.’s (the “Company”) receipt of the Securities and Exchange Commission’s (the “Commission”) letter dated October 7, 2010. In response to the Commission’s comment, the Company confirms that in future filings, the auditor’s opinion will clarify that the registrant, Superfund Gold, L.P., as a whole, as well as each Series of the registrant, individually, was audited, in accordance with Article 3 or Regulation S-X.
The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K/A for Fiscal Year Ended December 31, 2009 (the “Filing”). The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing. Furthermore, the Company acknowledges it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you very much for your attention to this matter. If you have any questions, please do not hesitate to contact me at (473) 439-2418.
Very truly yours,
/s/ Martin Schneider
P.O. Box 1479 | Superfund Office Building | Grand Anse, St. George’s, Grenada W. I.
Phone: +1-473-439-2418 | Fax: +1-473-439-2419
Email: capital.management@superfund.com